YUKON-NEVADA GOLD CORP. TO HOLD CONFERENCE CALL REGARDING
YS MINING’S PROPOSAL TO TAGISH LAKE

Vancouver, BC – August 24, 2010 – Yukon-Nevada Gold Corp.’s (“YNG”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) President and CEO, Robert Baldock will be hosting a conference call on Thursday, August 26th at 11:00am PDT to answer market and shareholder queries regarding YS Mining Company Inc.’s proposal to Tagish Lake Gold Corp. (TLG-V) including YNG’s Ketza River amalgamation with YS Mining Company Inc.

To access the webcast, please visit:

Event URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3199900

Participant Dial-In Number(s):

US/Canada Dial-in #:(888) 231 - 8191
Int'l/Local Dial-In #: (647) 427 - 7450
Int'l/Local Dial-In #: (778) 371 - 9827

Questions will be taken effective immediately and up until the start of the call. The Company will make every effort to answer questions received in advance of the conference call and questions received after the conference call will be addressed by the Investor Relations team in a timely fashion. Please email in questions prior to the conference call to the following address: yngir@yngc.ca

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations

Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.